

January 24, 2011

Via U.S. Mail and Facsimile

Max Bouthillette
Seawell Management (US) LLC
11125 Equity Drive, Suite 200
Houston, TX 77041

> **Re:** **Seawell Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed January 21, 2011**
> **File No. 333-171724**

Dear Mr. Bouthillette:

We have reviewed your amendment and your letter dated January 21, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4

General

1. Please continue to update your disclosure to provide information as of the latest practicable date. For example, and without limitation, please update the Norwegian/Krone exchange rate and the exchange ratio value in your letter to stockholders.

Questions and Answers about the Merger, page i

What are the U.S. federal income tax consequences of the merger for me?, page vi

2.   We note your disclosure that counsel are unable to render opinions at this time as to whether Allis-Chalmers stockholders will be subject to tax on the merger. Please highlight this disclosure with prominent type, and provide this disclosure at the beginning of the answer under this heading at page vi. In addition, we note that you removed from your disclosure your statement that for the purposes of deciding how to vote, Allis-Chalmers stockholders should assume that the merger will be subject to tax due to the application of Section 367(a)(1). However, it is not clear why you removed such disclosure. Please revise your filing to include such disclosure, and provide such disclosure in prominent type. In addition, please clarify, if true, that if the merger will be subject to tax due to the application of Section 367(a)(1), the adverse tax consequences that you describe at page vi will apply. This comment also applies to your disclosure under the heading "Material U.S. Federal Income Tax Consequences" at page 12, and your risk factor disclosure at page 29.

Material Federal U.S. Income Tax Consequences, page 149

Application of Section 367 of the Code, page 153

3.   Please refer to the following disclosure at page 153, at the end of the first full paragraph: "If you do not expect the test described above to be satisfied on the closing date, you should assume, for purposes of deciding how to vote, that the merger will be treated as follows: if Section 367(a)(1) applies to the merger, a U.S. holder of Allis-Chalmers common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the amount of cash plus the fair market value as of the closing date of the merger of any Seawell common shares received in the merger, over such U.S. holder's tax basis in the shares of Allis-Chalmers common stock surrendered by the U.S. holder in the merger. Any gain so recognized would generally be long-term capital gain if the U.S. holder has held the Allis-Chalmers common stock for more that [sic] one year at the time the merger is completed." (emphasis added) Please revise your disclosure to clarify that because counsel are unable to render opinions at this time as to whether Allis-Chalmers stockholders will be subject to tax on the merger, Allis-Chalmers stockholders should assume, for purposes of deciding how to vote, that Section 367(a)(1) will apply to the merger, and that a U.S. holder of Allis-Chalmers common stock will be subject to the resulting tax consequences that you describe.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Frank E. Bayouth, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Facsimile No. (713) 655-5200